U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				April 30, 2018
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:
SPDR Index Shares Funds
4. Address of principal executive office: (number, street, city, state, zip code)
One Iron Street, Boston, MA 02210

Report of Independent Accountants

To the Board of Trustees of the SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the funds listed in Appendix A (each a separate series of the SPDR Index Shares Funds, hereafter collectively referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 30, 2018. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2018, and with respect to agreement of security purchases and sales, for the period from March 31, 2018 (the date of our last examination), through April 30, 2018:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from State Street Bank and Trust Company (the “Custodian”);

•

Confirmation of all securities of the Funds held at Depository Trust Company in book entry form at a fund level or omnibus level, where applicable, and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depository and the books and records of the Custodian. The omnibus confirmation included, but was not limited to, securities held by the Funds;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian; These omnibus confirmations included, but were not limited to, securities held by the Funds;

•	Confirmation of all securities on loan with the securities lending agent; and

•	Agreement of 200 security purchases and 200 security sales since our last report from the books and records of the Funds to subsequent security settlement through review of cash activity.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that each of the SPDR Index Shares Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

January 31, 2020

Appendix A

SPDR MSCI ACWI ex-US ETF
SPDR Dow Jones Global Real Estate ETF
SPDR S&P International Dividend ETF
SPDR S&P Global Natural Resources ETF
SPDR S&P Global Infrastructure ETF
SPDR Portfolio Developed World ex-US ETF
SPDR Portfolio Emerging Markets ETF
SPDR S&P Emerging Asia Pacific ETF
SPDR S&P China ETF
SPDR S&P International Small Cap ETF
SPDR S&P Emerging Markets Small Cap ETF
SPDR S&P Emerging Markets Dividend ETF
SPDR Dow Jones International Real Estate ETF
SPDR S&P North American Natural Resources ETF
SPDR S&P Global Dividend ETF
SPDR MSCI ACWI IMI ETF
SPDR MSCI EAFE Fossil Fuel Reserves Free ETF
SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF
SPDR MSCI EAFE StrategicFactors ETF
SPDR MSCI Emerging Markets StrategicFactors ETF
SPDR MSCI World StrategicFactors ETF
SPDR Solactive Canada ETF
SPDR Solactive Germany ETF
SPDR Solactive Japan ETF
SPDR Solactive United Kingdom ETF
SPDR MSCI China A Shares IMI ETF
SPDR MSCI ACWI Low Carbon Target ETF
SPDR STOXX Europe 50 ETF
SPDR EURO STOXX 50 ETF
SPDR EURO STOXX Small Cap ETF

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the SPDR Index Shares Funds as listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2018, and from March 31, 2018 through April 30, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, and from March 31, 2018 through April 30, 2018 with respect to securities reflected in the investment accounts of the Funds.

SPDR Index Shares Funds

By:	/s/ Bruce Rosenberg
Bruce S. Rosenberg
Treasurer

January 31, 2020
Date

Appendix A

SPDR MSCI ACWI ex-US ETF

SPDR Dow Jones Global Real Estate ETF

SPDR S&P International Dividend ETF

SPDR S&P Global Natural Resources ETF

SPDR S&P Global Infrastructure ETF

SPDR Portfolio Developed World ex-US ETF

SPDR Portfolio Emerging Markets ETF

SPDR S&P Emerging Asia Pacific ETF

SPDR S&P China ETF

SPDR S&P International Small Cap ETF

SPDR S&P Emerging Markets Small Cap ETF

SPDR S&P Emerging Markets Dividend ETF

SPDR Dow Jones International Real Estate ETF

SPDR S&P North American Natural Resources ETF

SPDR S&P Global Dividend ETF

SPDR MSCI ACWI IMI ETF

SPDR MSCI EAFE Fossil Fuel Reserves Free ETF

SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF

SPDR MSCI EAFE StrategicFactors ETF

SPDR MSCI Emerging Markets StrategicFactors ETF

SPDR MSCI World StrategicFactors ETF

SPDR Solactive Canada ETF

SPDR Solactive Germany ETF

SPDR Solactive Japan ETF

SPDR Solactive United Kingdom ETF

SPDR MSCI China A Shares IMI ETF

SPDR MSCI ACWI Low Carbon Target ETF

SPDR STOXX Europe 50 ETF

SPDR EURO STOXX 50 ETF

SPDR EURO STOXX Small Cap ETF